March 29, 2019

Joseph Moscato
President and Chief Executive Officer
Generex Biotechnology Corp
10102 USA Today Way
Miramar, FL 33025

       Re: Generex Biotechnology Corp
           Form 8-K Dated March 25, 2019
           File No. 000-25169

Dear Mr. Moscato:

       We have reviewed your filing and have the following comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 8-K dated March 25, 2019

Item 4.02, Non-Reliance on Previously Issued Financial Statements, page 2

1. You disclose that your January 31, 2019 Form 10-Q may contain errors and should no longer be relied upon. You further disclose that the company will be issuing a 10-Q/A correcting any material misstatements, if any, as soon as practicable. Please clarify for us whether your board of directors, a committee of the board of directors, or officers have concluded that your financial statements included in the aforementioned Form 10-Q should no longer be relied upon because of an error in such financial statements. If so, please amend your Form 8-K to disclose this fact and to disclose:
        the date of the conclusion regarding the non-reliance and identification of the financial statements and years or periods covered that should no longer be relied upon (i.e.
          disclose whether the errors relate only to the quarterly period ended January 31, 2019 or include other periods presented in the Form 10-Q) a brief description of the facts underlying the non-reliance conclusion including the
          nature of the errors and what caused them; and a statement of whether the audit committee discussed the matters disclosed with your
          independent accountants.
 Joseph Moscato
Generex Biotechnology Corp
March 29, 2019
Page 2


         Refer to Instructions to Item 4.02 of Form 8-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Keira Nakada at 202-551-3659 with any questions.



FirstName LastNameJoseph Moscato                           Sincerely,
Comapany NameGenerex Biotechnology Corp
                                                           Division of
Corporation Finance
March 29, 2019 Page 2                                      Office of Healthcare
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